Exhibit 99.33

Cresco Labs Announces Appointment of Carol Vallone to its Board

and the Retirement of Brian McCormack

Cresco Labs announced the appointment of Carol Vallone to its board of directors

CHICAGO – July 30, 2020 — Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco” or “the Company”), one of the largest vertically integrated multistate cannabis operators in the United States, today announced additional actions in board refreshment and corporate governance to further strengthen its leadership in the cannabis industry.

Appointment of Carol Vallone

Cresco has appointed Carol Vallone to its board of directors, effective immediately. Ms. Vallone is a well-known business leader, former CEO, and corporate board director, with a strong track record in launching, scaling, and managing global companies.

Currently, Ms. Vallone serves as Chair of the Board of Trustees at McLean Hospital, the #1 ranked freestanding psychiatric hospital and largest psychiatric affiliate of Harvard Medical School. She also serves on the board of trustees at MGH Institute of Health Professions, and on the finance committee at Mass General Brigham. Additionally, Ms. Vallone serves on the board of directors of the Bain Capital Double Impact portfolio company, Arosa; as an Advisory Director for the private investment firm Berkshire Partners; and as an Advisory Board Member of the healthcare-focused venture growth firm, Longitude Capital.

In the past, Ms. Vallone served as President and Chief Executive Officer of leading E-learning companies including WebCT Inc., where she grew the online learning company to cover almost two thousand institutions in seventy countries. She has also served on multiple boards at leading non-profit healthcare, public financial services, and e-commerce organizations.

In joining the Cresco Labs board of directors, Ms. Vallone will become the second female member of the board and will serve alongside Michele Roberts, the Executive Director of the NBA Players Association, who was elected in April.

Retirement of Brian McCormack

The Company today announced that Brian McCormack, Vice Chairman of the board, has retired from the Company’s board of directors as part of the planned board refreshment process. A serial entrepreneur, Mr. McCormack was a founder and one of the early investors in the company and led the initial development of the board. He was instrumental in helping create the business and in recruiting initial shareholders to the Company.

“Cresco Labs was the crowning achievement of my entrepreneurial endeavors,” said Brian McCormick. “I feel very fortunate to have met my founding partners and to have built the foundation for a company that has created a cultural shift in the way our country now views cannabis. As the Company prepares for the future, I am excited to see Michele Roberts and Carol Vallone join the board in order to help guide our executive team and propel Cresco to the next level.”

“Brian has served on the Cresco board since the Company was founded and has played an integral role in the Company’s early development,” said Charles Bachtell, CEO and Co-Founder of Cresco Labs. “I would like to thank him for his foresight in recommending that we implement a board refreshment plan to ensure we have a diverse set of experiences, skills, and ideas to help guide Cresco into the future.”

Tom Manning, Cresco Labs’ Executive Chairman, added, “I also want to recognize Brian for his early contributions and his vision. While we will miss him, I’m thrilled to welcome a powerful new voice, Carol Vallone, to the board. Carol has proven her ability to launch and scale global companies both as an executive and a board member, and her experience and passion for corporate governance are a tremendous fit for Cresco in its next phase of growth.”

About Cresco Labs:

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Aaron Miles

Vice President, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com